April 29, 2005


Dennis J. Broderick, Esq.
Senior Vice President, General Counsel and Secretary
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 452023100

      Re:	Federated Department Stores, Inc.
      Registration Statement on Form S-4
      Filed March 30, 2005
      File No. 333-123667

Dear Mr. Broderick:

      We have reviewed your filing and have the following
comments.
Please be aware that we have limited our review to the terms of the
transaction reflected in the registration statement.    Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4

Joint Prospectus Cover Page / Letter to Stockholders
1. Please limit the disclosure here to a very brief statement, no longer than one page, of the purpose of the meetings and other material information key to the stockholders` decision. Move any information that is not required by Item 501 and is not key to an investment decision to another part of the prospectus. For example, we note that the discussion of the mechanics of the merger by which
May will be merged with a wholly owned subsidiary is not key to an investment decision.

Questions and Answers About the Mergers, page 1
Summary, page 12
2. You currently repeat information in your Questions and Answers and
Summary. The Questions and Answers should not repeat any information that appears in the Summary, and vice versa. For purposes of eliminating redundancies and grouping like information together, view your Questions and Answers and Summary as one section. In particular, we suggest that you revise so that you discuss only the procedural aspects of the merger in the Questions and Answers and thereby reduce the length of the Questions and Answers. Place substantive disclosure in the Summary. Further, focus your questions on those that lend themselves to brief, factual, and/or yes or no answers. Please revise accordingly. We may have additional comments based upon your revisions.
3. In the third question on page 1, expand your disclosure to disclose the amount of the premium that the merger will provide to May stockholders. In this regard, it appears that you should include the premium relative to the price as of the date immediately prior to announcement of the merger and not only the premium as of January 14,
2005, as set forth in May`s reasons for recommending the merger. Also, please explain how the merger "is capable of creating more stockholder value than either May or Federated could on its own."
4. In the discussion of the consideration to be received in the merger, you state that "in certain circumstances" Federated may pay more consideration in common stock to maintain the non-taxable status or may elect to increase the cash consideration. Please clarify throughout the document whether there are circumstances other than the total value of the Federated common stock falling below 40% that would trigger a change in payment terms. Also, disclose how Federated would notify stockholders of any change in the consideration to be received.

Interests of May Directors and Executive Officers in the Merger,
page
16
5. Rather than merely referencing that certain conflicts of interest exist, summarize the extent to which insiders are benefiting as a result of the merger, and quantify in dollar terms the aggregate amount of compensatory payments and all other benefits that all executive officers and directors will receive as a result of the transaction. Also, please clarify that certain members of management and the board of directors have interests that "will" present them with actual or potential conflicts of interest.



Conditions to Completion of the Merger, page 17
6. Briefly clarify which conditions to the merger are waiveable.
Please be aware that we generally believe that resolicitation is required when companies waive material conditions to a merger.

Financial Summary
Comparative Per Share Information, page 28
7. Please tell us how you computed cash dividends declared per common share presented in the pro forma combined data per Federated common share column. Explain to us how the computation complies with the requirements of Item 14(b)(10)(ii) of Regulation 14A. Please refer to instruction 2(iii) of the Instructions to paragraphs (b)(8),
(b)(9) and (b)(10) of Regulation 14A.

Risk Factors

Certain directors and executive officers of May have interests and arrangements . . ., page 31
Please identify, to the extent practicable, the directors and executive officers of May that have interests in the merger that may be different from, or in addition to, their interests as stockholders and the interests of stockholders generally. 8. Also, state that these interests are different from them instead of indicating that they may be different from those of stockholders.

Under certain circumstances relating to the price of Federated common stock . . ., page 32
9. Please disclose, if true, that the May board will not request updated fairness opinions if the consideration to be received will differ as a result of a significant decline in the value of Federated common stock.

Anti-takeover provisions could delay, deter or prevent a change in control . . ., page 33
10. Please briefly discuss the provisions in Delaware law and in Federated`s certificate of incorporation, by-laws and other agreements that could delay, deter or prevent a change in control of
Federated.

Federated is subject to environmental protection and health and safety laws . . ., page 34
11. Please expand the disclosure to briefly highlight the environmental protection and health laws to which you are subject or add a reference to more detailed disclosure in this document.

Federated depends upon the success of its advertising and marketing .
.. ., page 34
12. We note that Federated spends a "meaningful amount" on advertising and marketing. Please quantify what you mean by "meaningful amount."

Background of the Merger, page 50
13. Please consider providing a brief description of why May retained two financial advisors to provide fairness opinions for this transaction. For example, we note that Morgan Stanley met independently with Goldman Sachs to discuss the terms of the transaction and that you described Morgan Stanley`s role throughout the background section, but that you did not discuss PJSC until the discussion of the February 27, 2005 board meeting. Please revise.

May`s Reasons for the Merger and Recommendation . . ., page 59 Federated`s Reasons for the Merger and Recommendation . . ., page 63
14. For each factor cited, please ensure that it contains adequate detail to place it in context. It is important that stockholders understand why the boards chose to pursue the merger. Expand the factors, both favorable and potentially unfavorable, to provide a meaningful discussion of each board`s consideration of each factor.
In this regard, describe in specific terms what it was about each factor that supports the board`s decision. As examples, consider the following:

* describe the other alternatives reasonably available to May as referenced on the top of page 60;
* more clearly explain how the results of the due diligence supported both May and Federated`s decision;
* describe how the combined company will "enhance relationships" with suppliers and mall operators as referenced on page 60;
* briefly specify the "limitations" referred to on page 62 that limits May`s ability to solicit alternative business combinations; and
* describe how the historical information concerning May and Federated mentioned on pages 60 and 64 supports the merger.

Opinion of May`s Financial Advisors, page 65
Opinion of Federated`s Financial Advisor, page 80
Please supplementally provide us with a copy of the board books and any other materials distributed by the financial advisors to assist the board in evaluating the transaction. 15.

As currently drafted, the discussion of each financial advisor`s opinion does not provide a meaningful summary of each of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis. We mayhave additional comments based upon your revisions.16.
17. Please disclose the dollar amount of the fee that Morgan
Stanley
will receive rather than disclosing that the fee will be a
percentage
of the value of the merger.  We note from the disclosure on page
14
that Morgan Stanley will receive the principal portion of the fee upon completion of the transaction. Please disclose the amount that it has received to date, including the triggering event for payment of that fee, and the amount it will receive upon consummation of the merger. Also, quantify the amount of compensation received by Morgan
Stanley from May and Goldman Sachs from Federated during the last two years. See Item 1015 of Regulation M-A.

Federal Income Tax Consequences to May Stockholders if the Merger
.. .
.., page 99
18. We note your use of the word "generally" throughout this section.
For instance, you state that "Cash received by a holder of May common
stock in lieu of fractional shares will generally be treated as if the holder received . . . ."  Rather than describing the tax consequences to May common stock holders in general terms, please revise to provide more definitive statements of the tax consequences.

Material United States Federal Income Tax Consequences, page 100
19. Revise the last paragraph to eliminate the language that the disclosure is "for general information purposes only."

The Merger Agreement, page 101
20. We note your statement that "the merger agreement has been included for your convenience." Please provide an analysis, addressing Item 601(b)(2) and Section 251(c) of the DGCL, supporting your determination that the company is not obligated to supply a copy of the merger agreement to the shareholders.
21. We note your statement in the first bolded paragraph regarding the merger agreement that "we do not intend for its text to be a source of factual, business or operational information about either
Federated or May" and your disclosure in the first bullet point on page 101. Investors are entitled to rely upon disclosures in your publicly filed documents, including the merger agreement. Please revise your disclosure to eliminate the language indicating that stockholders may not rely upon the terms and conditions of the merger agreement.
22. We refer to your disclosure in the second bullet point on page
101. Your general disclaimer regarding the accuracy of the disclosure in the merger agreement and qualification by reference to other disclosure is inappropriate. If specific material facts exist that contradict the disclosure regarding the representations or warranties in the merger agreement please disclose.
23. We note your disclosure in the last paragraph on page 101 that information concerning or qualifying the representations and warranties since the date of the merger agreement may have been included in a filing with the SEC after the date of the merger agreement. To the extent the disclosure in the merger agreement has changed or is no longer accurate you have an obligation to revise your public disclosure. Please revise as appropriate.
24. Please file as an exhibit a list identifying the contents of the omitted confidential disclosure letters. See Item 601(b)(2) of Regulation S-K.

Conditions to Completion of the Merger, page 116
25. Please clarify which conditions may be waived.
26. Please clarify which conditions have been satisfied and update the status of others, as appropriate.

Pro Forma Financial Data
Unaudited Pro Forma Financial Statements of Federated, page 175
General
27. We note that pro forma adjustments do not include an allocation to merchandise inventories to reflect estimated selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort. Please refer to paragraph 37(c)(1) of SFAS 141.
Please tell us why the book value of May`s merchandise inventories approximate estimated fair value or revise your purchase price allocation to comply with paragraph 37(c)(1) of SFAS 141. If you revise your purchase price allocation, please tell us how you determined:

* The amount allocated to merchandise inventories; and
* The amount of the related adjustment to cost of sales or tell us why a pro forma adjustment to cost of sales is not required and the basis for that determination.



Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 178
28. Please disclose the possible outcomes and possible impacts of the contingencies that could change the structure of the merger and the consideration payable to May stockholders.
29. Please disclose in more detail the basis of your allocation to property and equipment and the nature of internal and external assessments of value performed including whether the assessments were based on replacement cost and/or appraisals. Please tell us why your preliminary assessments of value indicate that the book value of furniture, fixtures, equipment and other property approximate fair value.
30. Please disclose in more detail the trade names that you have identified and determined to have indefinite useful lives. Please also disclose in more detail the basis of your allocation to intangible assets. Please tell us why assigning indefinite lives to all identified trademarks is appropriate. Please also tell us what consideration you gave to identifying other intangible assets such as favorable leases and relationships with suppliers.
31. We note that you plan to allocate $310 million to acquired trade names with an indefinite useful life. We further note that May acquired Marshall Fields as of the end of July 2004 and that it valued the trade names acquired in that acquisition at $419 million.
Please explain to us why you believe that there has been a decline in the value of the trade names acquired in conjunction with the Marshall Fields transaction.
32. We note that May had approximately $188 million (gross) in amortizable trade names as of December 31, 2004. Please tell us what is represented by these trade names and why you believe that they no longer have value.
33. Please tell us the pro forma adjustments you considered in your calculation of the estimate of deferred income taxes in adjustment
(b7).
34. Please disclose the factors that contributed to a purchase price that resulted in the recognition of significant goodwill.

Federated Unaudited Pro Forma Consolidated Statement of Income,
page
181
35. We note in your current disclosure that you provide a sensitivity analysis for hypothetical changes to your purchase price allocation to tangible and intangible assets. Please revise to present a separate sensitively analysis with respect to property and equipment and amortizing intangible assets.


May Unaudited Pro Forma Consolidated Statement of Income, page 184
36. Please disclose each of the reclassifications made to the historical presentation of May to conform to the presentation used in the Federated Unaudited Pro Forma Consolidated Statement of
Income.

Where You Can Find More Information, page 196
37. Please provide the information required by Item 11(a)(3) of Form
S-4.

Exhibits
38. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of tax opinions. We will review the exhibits before the registration statement is declared effective, and we may have additional comments.

Exhibit 5.1
39. We note the last sentence in paragraph 7. Please specify the material facts for which counsel has relied on the statements and representations of the officers and other representatives of Federated and others for verification.

Opinion of Peter J. Solomon Company L.P. (Annex C)
We note the limitation on reliance by stockholders in the penultimate paragraph of the fairness opinion provided. Because the limitation is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for your belief that stockholders cannot rely upon the opinion to support any claims against you arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that a resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to you would have no effect on the rights and responsibilities of either you or the board of directors under the federal securities laws.40.


****



As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.





      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Thompson at (202) 551-3344 or Mike Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317 or Ellie Quarles, Special Counsel, at (202) 551-3238, with any other questions.

Sincerely,



H. Christopher Owings
      Assistant Director


cc:	Lyle G. Ganske, Esq.
	Christopher J. Hewitt, Esq.


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Dennis J. Broderick, Esq.
Federated Department Stores, Inc.
April 29, 2005
Page 1